March 17, 2026

James G. Dempsey
Chief Executive Officer, President and Director
Frontier Group Holdings, Inc.
4545 Airport Way
Denver, CO 80239

       Re: Frontier Group Holdings, Inc.
           Form 10-K for the Fiscal Year ended December 31, 2025
           Filed February 18, 2026
           File No. 001-40304
Dear James G. Dempsey:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2025
Financial Statements
Note 1 - Summary of Significant Accounting Policies
Cash and Cash Equivalents, page 94

1. We note your disclosure indicating that you consider all highly liquid investments with original maturities of three months or less at the date of acquisition to be cash and cash
       equivalents, although also indicating that    items with maturities
greater than three
       months    that are readily convertible to known amounts of cash
(including money market
       funds and time deposits) are also reported as cash and cash equivalents.

       As the definition of cash equivalents in FASB ASC 230-10-20 stipulates
that    only
       investments with original maturities of three months or less    qualify
under the definition,
       i.e. short-term, highly liquid investments that are readily convertible to known amounts of cash, and so near their maturity that they present insignificant risk of changes in value because of changes in interest rates, unless you are able to show why this criteria would not apply to you (also considering the FASB deliberations regarding the limit as
 March 17, 2026
Page 2

       documented in their basis for conclusions), it appears that the instruments having original maturities greater than ninety days should be reclassified.

       Please provide us with details of the amounts that you have reported as of the end of the two last fiscal years as cash and cash equivalents that did not have maturities of three months or less when acquired.

Note 8 - Operating Leases
Aircraft Rent Expense and Maintenance Obligations, page 108

2. We note that you report aircraft lease extensions in each period which impact your accruals for the right-of-use asset and corresponding liability, although which also yield reductions to aircraft rent due to changes in estimates for lease termination costs. Your accounting policy disclosure explains that some leases with initial terms greater than
       12 months include rental escalation clauses, renewal options, termination options and/or other items that cause variability and are factored into the determination of lease payments when appropriate, although does not indicate how these assessments are based on or utilize the criteria of exercise being reasonably certain to occur.

       Please expand your accounting policy disclosure on page 95 and the critical accounting policy disclosure on page 79 to describe the factors that you consider in determining whether exercise of lease extension options are reasonably certain upon entering into a lease, based on the guidance in FASB ASC 842-10-30-2 and 842-10-55-26, and to explain how the prospects of exercise are reassessed in subsequent periods based on the guidance in FASB ASC 842-10-35-1 and 842-10-55-28 and 29.

       Please include details sufficient to understand the alternatives to exercise that are under consideration, and the nature of the changes in circumstances that appear to arise only upon exercise and which do not result in any changes to your assessment of exercise as being not reasonably certain in the intervening periods prior to exercise. Please describe any correlation between your decisions to extend aircraft leases and any changes in your plans to acquire aircraft as represented by the tabulation on page
77.

       Also tell us how many aircraft were covered by your lease extensions each period, the number of years covered by the extensions exercised, and whether the leases for the aircraft covered by those extensions had been subject to any prior extensions and if so, also describe to us the typical terms for the initial lease periods, terms for any extensions, and indicate whether there are typically multiple extensions available.


       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Yolanda Guobadia at 202-551-3562 or Gus Rodriguez at 202-551-3752
with any questions.
 March 17, 2026
Page 3



                      Sincerely,

                      Division of Corporation Finance
                      Office of Energy & Transportation
cc:   Tony Richmond